UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

June 8, 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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By: /s/ Edwin Julianus Sebayang

----------------------------------------------------

Edwin Julianus Sebayang

VP Investor Relations

Number	:	Tel.69/LP 000/DCI-M0200000/2023

Jakarta,	June 8, 2023

To
Board of Commissioners of the Indonesian Financial Services Authority Attn. Chief Executive of Capital Market Supervision Gedung Sumitro Djojohadikusumo Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re	:	Result of Share Buyback Process in Order to Comply with the Provision Mentioned in the Article 62 of Company Law

To whom it may concern,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 on Disclosure of The Information or Material Facts by The Issuers or Public Companies and OJK Regulation No. 30/POJK.04/2017 on Buyback of Shares Issued by Public Companies, we hereby inform you that:

Company Name	:	PT Telkom Indonesia (Persero) Tbk
Business sector	:	Telekomunikasi
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Type of Material Information or Facts	Result of Share Buyback Process in Order to Comply with the Provision Mentioned in the Article 62 of Company Law
2.	Date of Event	June 6, 2023
3.	Description of Material Information or Facts

Based on the Article 62 of Company Law, every Shareholders has the right to ask the Company to buy their share if they are against certain corporate actions that will be conducted by the Company which one of the corporate actions mentioned is spin-off of business segment, which also one of the Agendas in PT Telkom Indonesia (Persero) Tbk’s AGMS for Financial Year 2022.

In connection with the things above, we convey that based on our Information Disclosure that were disclosed on June 5, 2023, the Deadline for Submission of Statement of Sale of Shares are on June 6, 2023 at 15.00. We would like to inform that there is no Shareholders who submit a Statement of Sale of Shares that we have received until the aforementioned deadline.

4.	Impact of The Event	There are no Shareholders whose shares will be purchased by the Company, and will not interrupt the spin-off process that are currently underway by the Company.
5.	Other Informations	None.

Thus, we submit this information and thank you for your attention.

Best Regards,

/s/ Edwin Julianus Sebayang

Edwin Julianus Sebayang

VP Investor Relations

CC:

1.	PT Bursa Efek Indonesia via IDXNet;
2.	Telkom’s Trustee PT Bank Tabungan Negara (Persero); and
3.	Telkom’s Trustee PT Bank Permata Tbk.